UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _________________________ FORM 6-K ________________________ REPORT OF FOREIGN PRIVATE ISSUER Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 February 1, 2023 _________________________ NOVO NORDISK A/S (Exact name of Registrant as specified in its charter) _________________________ Novo Allé DK-2880 Bagsværd Denmark (Adress of principal executive offices) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F x Form 40-F o Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes o No x If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_______

# Remuneration Report 2022

Erik Hageman (back in the middle), his son Lars Hageman Pinborg and grandchildren (from the left) Clara, Holger and Emilie Hageman Pinborg. Erik and Lars have type 1 diabetes

Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790

Novo Nordisk 2 Contents 1. Key developments in remuneration – 2022 1.1 Overall company performance in 2022 3 1.2 Key developments in Board remuneration in 2022 3 1.3 Key developments in executive remuneration in 2022 4 1.4 Shareholder feedback on the Remuneration Report 2021 4 1.5 Governance of remuneration 4 2. Remuneration of the Board of Directors 2.1 Remuneration policy 5 2.2 Remuneration composition 5 2.3 Board remuneration benchmark 6 2.4 Board and committee fee levels 2022 7 2.5 Board remuneration 2022 7 2.6 Shareholdings by the Board 8 3. Remuneration of Executive Management 3.1 Remuneration policy 9 3.2 Remuneration composition 9 3.3 Executive remuneration benchmark 10 3.4 Executive remuneration 2022 11 3.5 Breakdown of CEO remuneration 2022 12 3.6 Short-term incentive programme 2022 13 3.7 Long-term incentive programme 2021 and 2022 14 3.8 Long-term incentive programme 2019 – vested shares 16 3.9 Long-term incentive programmes 2020, 2021 and 2022 – unvested shares 16 3.10 Shareholdings by Executive Management 18 3.11 Reconciliation against Annual Report 2022 18 4. Remuneration and Company Performance 2018–2022 4.1 Board remuneration 2018–2022 19 4.2 Executive remuneration 2018–2022 20 4.3 Employee remuneration and company performance 2018–2022 21 The Board of Directors' statement on the Remuneration Report Independent auditor's statement on the Remuneration Report This Remuneration Report describes the remuneration received by each member of the Board of Directors and Executive Management of Novo Nordisk A/S as registered with the Danish Business Authority in 2022. The non-registered executives are not covered by this remuneration report unless explicitly mentioned. This Remuneration Report is prepared in accordance with section 139b of the Danish Companies Act and in accordance with the Recommendations on Corporate Governance issued in December 2020 by the Danish Committee on Corporate Governance.

Novo Nordisk 3 1. Key developments in remuneration – 2022 1.1 Overall company performance in 2022 In 2022, Novo Nordisk made progress on Strategic Aspirations 2025. Sales increased by 16% at constant exchanges rates (CER) to DKK 177.0 billion. Sales within Diabetes and Obesity care increased by 19% at CER, driven by GLP-1 sales growth of 42% at CER. Obesity care sales grew by 84% at CER and Rare disease sales increased by 1% at CER. Operating profit increased by 15% at CER in 2022. Net profit increased by 16% and diluted earnings per share increased by 18%. Within Innovation & Therapeutic focus, all phase 3a clinical trials with once-weekly insulin icodec were successfully completed. Further, within diabetes, the phase 2 trial with CagriSema in people with type 2 diabetes was successfully completed. Within obesity, the phase 3a programme with CagriSema was initiated. In Rare disease, the phase 3a trials with concizumab were completed and dosing was initiated in the phase 3 trial with Mim8. Finally, within Other serious chronic diseases, two phase 1 trials were initiated within NASH utilising the siRNA platform. Within Purpose & Sustainability, Novo Nordisk's ambition is to have zero environmental impact. In 2022, carbon emissions from operations and transportation decreased by 29% compared to 2019. Moreover, Novo Nordisk continues to take action under the social responsibility strategy ‘Defeat Diabetes’ with a keen focus on access and affordability and prevention. In 2022, the Changing Diabetes® in Children partnership is now providing free care to 41,000 children and adolescents living with type 1 diabetes in 18 low- and middle- income countries. Finally, as part of the aspiration of being recognised as a sustainable employer, the share of women in senior leadership positions increased to 39% from 36% in 2021. 1.2 Key developments in Board remuneration in 2022 The remuneration of the Board of Directors is governed by the Remuneration Policy adopted by the Annual General Meeting. In 2022, the Annual General Meeting adopted a change to the Remuneration Policy to accommodate Novo Nordisk's payment of contribution to social security taxes imposed by foreign authorities to also include those outside the EU in relation to the remuneration paid to Board members. Also, it was approved to adjust the Board remuneration for 2022 in line with general salary inflation and thus Board fees were increased by 2.6% and travel allowance by 2.5%. In February 2022, Novo Nordisk employees in Denmark re-elected Mette Bøjer Jensen and Thomas Rantzau and elected Elisabeth Dahl Christensen and Liselotte Hyveled as new Board members for a four-year period, while Anne Marie Kverneland and Stig Strøbæk resigned. At the Annual General Meeting in March 2022, Henrik Poulsen was elected vice chair, while the incumbent vice chair, Jeppe Christiansen, was elected a board member. Moreover, Christina Law was elected as a new Board member. All other shareholder-elected Board members were re-elected, increasing the total number of Board members from 12 to 13. In 2022, Board remuneration was in line with the Remuneration Policy. Total Board remuneration amounted to DKK 20.2 million in 2022 (DKK 17.1 million in 2021). The development primarily reflects the increased pay-out of travel allowance due to normalisation of travel activity after the easing of COVID-19 travel restrictions and the increase of the number of board members. The remuneration of the Chair of the Board amounted to DKK 3.1 million in 2022 (DKK 2.8 million in 2021). The development primarily reflects the increased pay-out of travel allowance due to normalisation of travel activity.

Novo Nordisk 4 1.3 Key developments in executive remuneration in 2022 The remuneration of executives is governed by the Remuneration Policy adopted by the Annual General Meeting. In 2022, the Annual General Meeting adopted a change to the Remuneration Policy to remove the reference to a maximum severance payment of 36 months’ worth of base salary plus pension contribution for executives with employment contracts entered into before 2008 as none of the current members of the Executive Management had such terms or contracts and Novo Nordisk had no intention to re- introduce same. In 2022, executive remuneration was in line with the Remuneration Policy. Total remuneration of Executive Management amounted to DKK 260.7 million (DKK 236.0 million in 2021). The remuneration level is a result of solid business results and individual performance by the executives. The 11% increase in total remuneration compared to 2021 is mainly due to the phase in of the executive remuneration for the executives appointed in 2021 and the currency impact on the reporting of the remuneration of the non-registered executives. In 2022, the total remuneration for the chief executive officer (CEO) amounted to DKK 60.1 million (DKK 58.3 million in 2021) of which 46% is not yet finally determined and of which 49% is deferred. Of the total remuneration, 32% is fixed and 68% is variable remuneration. The increase in total remuneration from 2021 to 2022 was 3%. The remuneration level is a result of solid business results and individual performance by the CEO. The base salary of the CEO was increased by 2.5% in line with other employees in Novo Nordisk A/S due to general salary inflation. The short-term incentive programme for 2022 (STIP 2022) is based on targets aligned with Novo Nordisk's Strategic Aspirations 2025 and on an assessment of the individual contribution. As a result of the solid performance in 2022 the Board determined that the short-term incentive for the CEO for 2022 was 77% of the maximum short-term incentive (75% in 2021) equalling 9.2 months’ base salary. The long-term incentive programme for 2022 (LTIP 2022) is share-based with a three-year performance period (2022-2024) and a two-year holding period (2025-2026). Targets are aligned to Novo Nordisk's Strategic Aspirations 2025. Performance under the programme can only be finally determined after the lapse of the three-year performance period and full reporting of the performance will be included in the Remuneration Report for 2024. Based on a solid performance in 2022 of the initial three-year period, the performance is tracking above or around targets. 1.4 Shareholder feedback on the Remuneration Report 2021 The Remuneration Report 2021 was presented for approval (advisory vote) at the Annual General Meeting in March 2022 and was endorsed by a significant majority. 98.5% of the votes cast were in favour of the Remuneration Report 2021, 1.3% were against and 0.2% abstained. In addition, Novo Nordisk has received positive response on the Remuneration Report for 2021 from shareholders and other stakeholders. Based on the stakeholder feedback, we have increased the information included in this report for 2022 on the incentive programmes. 1.5 Governance of remuneration The Board has the overall responsibility for Board and executive remuneration. The Remuneration Committee established by the Board and consisting solely of Board members has the responsibility of proposing to the Board changes in and reporting of remuneration. The composition of the Remuneration Committee is included in table 5 below. A review of the Remuneration Committee's activities in 2022 is included in the Corporate Governance Report 2022 available at https://www.novonordisk.com/about/corporate-governance.html

Novo Nordisk 5Remuneration Report 2022 2. Remuneration of the Board of Directors 2.1 Remuneration policy Novo Nordisk's Remuneration Policy adopted by the Annual General Meeting provides the framework for the remuneration of the Board of Directors (the Board) in 2022. In 2022, the Board remuneration did not deviate from the Remuneration Policy. The policy is available at: https://www.novonordisk.com/about/corporate-governance.html 2.2 Remuneration composition The remuneration of Novo Nordisk’s Board comprises a fixed base fee, a multiplier of the fixed base fee for members of the Board committees, a travel allowance as well as fees for ad hoc tasks, if relevant. The total remuneration for each Board member supports the main focus of the Board on corporate strategy, supervision, organisation and governance, thus contributing to the long- term interest of Novo Nordisk. When proposing the fees to be paid to the Board members, the Board refers to market benchmarks and considers the actual role and responsibility of the individual Board member. It is the Remuneration Committee’s and the Board’s assessment that this approach ensures fees which are fair, not excessive and which support the recruitment of Board candidates with the desired qualifications. Table 1 – Remuneration composition Remuneration components Board of Directors Comments Base fee Fixed fee based on Board role. Board committee fee Fixed fee based on committee role. Travel allowance Allowance to compensate for long distance travelling. Fee for ad hoc tasks Fees for ad hoc tasks assigned by the Board to board members outside their normal duties. Short-term cash-based incentive programme — Long-term share-based incentive programme — Pension — Social security taxes Payment of social security taxes imposed on Novo Nordisk by authorities. Expenses Reasonable expenses for travel and accommodation in relation to meetings and relevant education are reimbursed. Other benefits Other benefits include assistance on tax-related matters for members based outside Denmark as well as secretarial support to the Chair. Severance payment — Directors' and officers' liability insurance and indemnification It is the policy to take out customary D&O insurance and to indemnify Board members against claims for damages in accordance with the Remuneration Policy.

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**Base fee, Board committee fee, travel allowance and fee for ad hoc tasks**

In 2022, the remuneration level increased compared to that of 2021 as the base fee increased by 2.6% in line with general salary inflation also leading to increases in the fees for the Board committees by way of the applied multipliers. The travel allowance level increased by 2.5%. No fees for ad hoc tasks were paid in 2022.

**Social security taxes**

In 2022, Novo Nordisk paid social security taxes imposed by authorities in relation to the Board members in line with the Policy.

**Expenses**

In 2022, Novo Nordisk reimbursed reasonable expenses relating to travel and accommodation for the Board members in line with the Policy.

**Share-based incentive**

In 2022, no stock options, warrants or participation in other incentive schemes were offered to the Board members, except for employee-elected Board members, who may be eligible to participate in ordinary share programmes as employees in Novo Nordisk.

**Other benefits**

In 2022, professional fees in connection with assistance on tax-related matters incurred by Board members based outside of Denmark were reimbursed. The Chair was provided with an office and secretarial support in Novo Nordisk's headquarters in Bagsværd, Denmark.

**Directors' and officers' liability insurance and indemnification**

In 2022, Novo Nordisk upheld and paid the costs of directors' and officers' liability insurance that also cover Board members. Moreover, in 2022, Novo Nordisk did not indemnify its Board members against claims for damages.

## 2.3 Board remuneration benchmark

Board fees are evaluated annually against relevant benchmarks of Nordic general industry companies as well as European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation.

The peer groups against which Board remuneration were assessed for 2022 were set in May 2022 and were identical to those applied in 2021 as well as to those applied for executive remuneration benchmarking. The groups comprised the following:

Nordic general industry peer group - 14 large Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted.

European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB.

The benchmark of the Board remuneration for 2022 revealed the following positioning:

**Table 2 – Market positioning of Board remuneration 2022**

| Benchmarks | Nordic general industry | European pharma |
|---|---|---|
| **Chair** | Between the median and the upper quartile | Below the lower quartile |
| **Vice chair** | Above the upper quartile | Between the lower quartile and the median |
| **Member** | Between the median and the upper quartile | Between the lower quartile and the median |
| **Committees** | Above the upper quartile | Broadly between the median and the upper quartile |

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## 2.4 Board and committee fee levels 2022

In March 2022, the Annual General Meeting approved the level for Board remuneration 2022 included in table 3 and 4 below.

### Table 3 – Board and committee fee levels 2022

| | Chair | | Vice chair | | Member | |
|---|---|---|---|---|---|---|
| | Multiplier | DKK | Multiplier | DKK | Multiplier | DKK |
| Board | 3.00 | 2,265,000 | 2.00 | 1,510,000 | 1.00 | 755,000 |
| Audit Committee | 1.00 | 755,000 | — | — | 0.50 | 377,500 |
| Nomination Committee | 0.50 | 377,500 | — | — | 0.25 | 188,750 |
| Remuneration Committee | 0.50 | 377,500 | — | — | 0.25 | 188,750 |
| R&D Committee | 0.50 | 377,500 | — | — | 0.25 | 188,750 |

### Table 4 – Travel allowances for Board members and committee members 2022

| In home country with 5 hours or more of air travel | Outside home country but on home continent | On another continent than the home country |
|---|---|---|
| DKK 40,500 per meeting | DKK 40,500 per meeting | DKK 81,000 per meeting |

## 2.5 Board remuneration 2022

Table 5 below includes the total remuneration of each Board member in 2022.

### Table 5 – Actual remuneration of the Board 2022[1]

| DKK million | Current role | Fixed base fee | Fee for ad hoc tasks and committee work | Travel allowance | Total[5] |
|---|---|---|---|---|---|
| Helge Lund[2] | BC and NC | 2.3 | 0.4 | 0.4 | 3.1 |
| Henrik Poulsen | BV, RM and AM | 1.4 | 0.5 | 0.1 | 2.0 |
| Elisabeth Dahl Christensen[3] | RM | 0.6 | 0.1 | 0.1 | 0.8 |
| Jeppe Christiansen | RC | 0.9 | 0.4 | 0.1 | 1.4 |
| Laurence Debroux | AC and RM | 0.7 | 1.0 | 0.3 | 2.0 |
| Andreas Fibig | RDM | 0.7 | 0.3 | 0.4 | 1.4 |
| Sylvie Grégoire | AM, NM and RDM | 0.7 | 0.8 | 0.3 | 1.8 |
| Liselotte Hyveled[3] | RDM | 0.6 | 0.1 | 0.1 | 0.8 |
| Mette Bøjer Jensen | AM | 0.7 | 0.4 | 0.1 | 1.2 |
| Kasim Kutay | NM and RDM | 0.7 | 0.4 | 0.1 | 1.2 |
| Christina Law[3] | AM | 0.6 | 0.3 | 0.4 | 1.3 |
| Martin Mackay | RDC and RM | 0.7 | 0.6 | 0.4 | 1.7 |
| Thomas Rantzau | NM | 0.7 | 0.2 | 0.1 | 1.0 |
| **Former members:** | | | | | |
| Anne Marie Kverneland[4] | | 0.2 | 0.0 | — | 0.2 |
| Stig Strøbæk[4] | | 0.2 | 0.1 | — | 0.3 |
| **Total** | | **11.7** | **5.6** | **2.9** | **20.2** |

BC = Board chair, BV = Board vice chair, AC = Audit Committee chair, AM = Audit Committee member, NC = Nomination Committee chair, NM = Nomination Committee member, RC = Remuneration Committee chair, RM = Remuneration Committee member, RDC = R&D Committee chair, RDM = R&D Committee member.

1. None of the Board members received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. Board fee levels were adjusted as of April 2022. 2. Novo Nordisk provides secretarial assistance to the Chair in Denmark as part of the role as Chair. 3. Elisabeth Dahl Christensen, Liselotte Hyveled and Christina Law were first elected in March 2022. 4. Anne Marie Kverneland and Stig Strøbæk resigned from the Board in March 2022. 5. Excluding social security taxes and other benefits paid by Novo Nordisk amounting in aggregate to less than DKK 1 million.

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## 2.6 Shareholdings by the Board

As of 31 December 2022, the Board members held shares in Novo Nordisk as follows:

### Table 6 – Shareholdings by the Board

| | At the beginning of the year | Additions during the year | Sold/ transferred during the year | At the end of the year | Market value[1] DKK million |
|---|---|---|---|---|---|
| Helge Lund[2] | 6,000 | 0 | 0 | 6,000 | 5.6 |
| Henrik Poulsen | 6,731 | 0 | 0 | 6,731 | 6.3 |
| Elisabeth Dahl Christensen[3] | 1,207 | 0 | 0 | 1,207 | 1.1 |
| Jeppe Christiansen[2] | 22,890 | 0 | 0 | 22,890 | 21.5 |
| Laurence Debroux | 200 | 0 | 0 | 200 | 0.2 |
| Andreas Fibig | 0 | 430 | 0 | 430 | 0.4 |
| Sylvie Grégoire | 1,875 | 1,000 | 0 | 2,875 | 2.7 |
| Liselotte Hyveled[3] | 4,065 | 0 | 0 | 4,065 | 3.8 |
| Mette Bøjer Jensen | 1,392 | 0 | 0 | 1,392 | 1.3 |
| Kasim Kutay | 378 | 116 | 0 | 494 | 0.5 |
| Christina Law[3] | 0 | 0 | 0 | 0 | 0.0 |
| Martin Mackay | 3,300 | 0 | 0 | 3,300 | 3.1 |
| Thomas Rantzau | 682 | 0 | 0 | 682 | 0.6 |
| **Board of Directors in total** | **48,720** | **1,546** | **0** | **50,266** | **47.1** |

1. Calculation of market value is based on the quoted share price of DKK 938.00 at the end of the year. 2. Of which, Helge Lund holds 3,000 shares through Inkerman AS, Norway and Jeppe Christiansen holds 11,000 shares through Emlika ApS, Denmark. 3. Elisabeth Dahl Christensen, Liselotte Hyveled and Christina Law were first elected in March 2022. For new members shareholdings are included from the day they became members of the Board of Directors.



Hnin Eain Thu (left) has type 1 diabetes and is receiving care as part of the Changing Diabetes® in Children programme in Myanmar. Here portrayed with her sister

Novo Nordisk 9 3. Remuneration of Executive Management 3.1 Remuneration policy Novo Nordisk's Remuneration Policy adopted by the Annual General Meeting provides the framework for the remuneration of the executives in 2022. In 2022, the executive remuneration did not deviate from the Remuneration Policy. The policy is available at: https://www.novonordisk.com/about/corporate-governance.html 3.2 Remuneration composition Remuneration for executives comprise a base salary, a pension contribution, benefits, a short-term cash-based incentive, a long-term share-based incentive and other components. The fixed remuneration enables the executives to take decisions with a long-term perspective in mind without undue considerations for short- or long-term incentives. The variable remuneration is designed to promote performance in line with the Novo Nordisk’s strategy. The variable remuneration is based on a number of targets that must be achieved before the incentive is released to the executive. Targets are aligned with short- and long- term strategic priorities in the corporate strategy and thereby ensure that the long-term interests and the sustainability of Novo Nordisk are considered. When determining the remuneration paid to the executives, the Board refers to market benchmarks and considers the balance between fixed and variable pay as well as the threshold, target and maximum achievement levels determined for variable pay. Also, the Board considers the individual executive and their role. It is the Remuneration Committee’s and the Board’s assessment that this approach is functioning properly and ensures a remuneration which is fair, not excessive and which supports the recruitment of qualified candidates for executive roles. Table 7 – Remuneration components Types Remuneration components Registered executives Comments Fixed Base salary Accounts for approximately 20–45% of the total value of the remuneration package for the CEO.* Pension 10% of the base salary. Benefits The executives receive non-monetary benefits such as company cars, phones etc. Executives domiciled and working in different countries or relocating internationally may receive special allowances and benefits. Variable Short-term cash- based incentive programme (STIP) Up to 12 months' base salary per year for the CEO and up to nine months base salary for the executive vice presidents. Long-term share- based incentive programme (LTIP) Up to 26 months’ base salary per year for the CEO and up to 19.5 months’ base salary per year for the executive vice presidents. Three years performance period and a subsequent two-year holding period. Other Shareholding requirements To further align the interests of the shareholders and executives, the CEO should hold Novo Nordisk B shares corresponding to two times the annual base salary, and the executive vice presidents should hold shares corresponding to the annual base salary. Travel allowance — Fee for ad hoc tasks — Expenses Reasonable expenses are reimbursed. Recruitment arrangements When recruiting new executives who are not employed by Novo Nordisk at the time of appointment as executive, the Board of Directors may grant a sign-on arrangement in the form of cash payment or share incentive programme. Notice period and severance payment Employment may be terminated by Novo Nordisk with 12 months' notice and by the executive with six months' notice. Executives may be entitled to up to 24 months‘ base salary plus pension contribution depending on the circumstances for the termination of the employment. Malus and clawback The Board may decide to retain any unpaid or unvested incentive compensation (malus), or to recover incentive compensation that has been paid or has vested in the past (clawback). Directors' and officers' liability insurance and indemnification It is the policy to take out customary D&O insurance and to indemnify executives against claims for damages in accordance with the Remuneration Policy. * The interval 20-45% denotes the span between 'maximum performance' and 'on-target performance'.

Novo Nordisk 10 Base salary In 2022, the base salary of the executives increased by 2.5% in general, in line with other employees of Novo Nordisk A/S. For the executive vice presidents appointed in 2021, Martin Holst Lange and Marcus Schindler, the base salary was phased in with the final increase becoming effective as of 1 April 2022. Pension In 2022, executives were eligible for a defined contribution pension scheme of 10% of base salary. No executive has a prospective entitlement to a defined benefit pension scheme. Benefits In 2022, executives received non-monetary benefits in relation to company cars, phones, etc. in line with the Remuneration Policy. Short-term cash-based incentive The short-term incentive programme for 2022 (STIP 2022) is a one-year cash-based incentive programme as further described in section 3.6 below. The Board assessed that the outcome of the company performance in 2022 in relation to the corporate targets is 63% of maximum pay-out, cf. table 13 below. Moreover, the Board assessed the individual performance of the CEO, cf. table 13 below, resulting in a pay-out of 77% of the maximum pay-out equalling 9.2 months’ base salary. For Monique Carter, the individual performance was meeting high expectations, leading to a total pay-out of 83% of maximum. For Karsten Munk Knudsen, the individual performance was meeting high expectations, leading to a total pay-out of 88% of maximum. For Martin Holst Lange, the individual performance was meeting high expectations, leading to a total pay-out of 83% of maximum. For Marcus Schindler, the individual performance was meeting high expectations, leading to a total pay-out of 83% of maximum. For Camilla Sylvest, the individual performance was meeting high expectations leading to a total pay-out of 83% of maximum. For Henrik Wulff, the individual performance was meeting high expectations, leading to a total pay-out of 77% of maximum. Long-term share-based incentive The long-term incentive programme (LTIP) is share-based with a three-year performance period and a two-year holding period as further described in section 3.7 below. Based on a solid performance in 2022, the performance of LTIP 2021 and LTIP 2022 are tracking above or around targets, cf. table 17 and 18 below. Shareholding requirements In 2022, all executives met the shareholding threshold, cf. table 21 below. Expenses In 2022, executives received reimbursement for reasonable expenses in relation to travel, etc. Recruitment arrangements In 2022, no sign-on arrangements were agreed with the registered executives. Monique Carter was granted 3,025 Novo Nordisk B-shares as part of a recruitment arrangement entered prior to her appointment as executive. Notice period and severance payment Until February 2022, former executive Mads Krogsgaard Thomsen continued to provide certain services for Novo Nordisk. A severance payment of DKK 28.8 million was paid to Mads Krogsgaard Thomsen in February 2022. Malus and claw-back In 2022, there was no legal or factual basis on which to exercise malus or claw-back for current or former executives. Directors' and officers' liability insurance and indemnification In 2022, Novo Nordisk upheld and paid the costs of directors’ and officers’ liability insurance that also cover the executives. Moreover, in 2022, Novo Nordisk did not indemnify its executives against claims for damages. 3.3 Executive remuneration benchmark Executive remuneration is evaluated annually against relevant benchmarks of Nordic general industry companies and European pharma companies similar to Novo Nordisk in size, complexity and market capitalisation. The peer groups against which executive remuneration were assessed for 2022 were set in May 2022 and were identical to those applied in 2021 as well as those applied for Board remuneration benchmarking. The groups comprised the following: Nordic general industry peer group - 14 Nordic companies selected based on market capitalisation and/or revenue: A.P. Møller-Mærsk, Assa Abloy, Atlas Copco, Carlsberg, Coloplast, Equinor, Ericsson, Kone, Nokia, Novozymes, Sandvik, UPM-Kymmene, Volvo and Ørsted. European pharma peer group - eight pharma companies listed in Europe selected based on headcount, revenue and market capitalisation: AstraZeneca, Bayer, GlaxoSmithKline, Merck KGaA, Novartis, Roche, Sanofi and UCB. The benchmark of the CEO remuneration at ‘on-target performance’ for 2022 revealed the following positioning: Table 8 – Market positioning of CEO remuneration 2022 Benchmarks Nordic general industry European pharma CEO Above the upper quartile Below the lower quartile

Novo Nordisk 11 3.4 Executive remuneration in 2022 The graphs in table 9 below illustrate the 2022 total remuneration and performance of the CEO as compared to minimum, on-target and maximum performance. Table 10 below includes the total remuneration of each executive in 2022. 1. The graph does not reflect the potential adjustment of the number of shares allocated in the LTIP 2022 after the three-year performance period. Table 9 – Total remuneration composition and performance overview for the CEO – 2022 DKK million 0 10 20 30 40 50 60 70 80 Actual1MaximumMinimum Target Base salary Pension STI Benefits LTI Hnin Eain Thu has type 1 diabetes and is receiving care as part of the Changing Diabetes® in Children programme in Myanmar. Here portrayed with her sister A ne-Sophie Weekes Hald, w o has type 1 diabetes, is hotographed with her two daught rs

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### Table 10 – Actual remuneration of Executive Management for 2022[1]

| DKK million | Base salary | Pension | Benefits | Short-term incentive | Total[5] | Long-term incentive[6] | Total | Fixed | Variable | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| Lars Fruergaard Jørgensen - President and CEO | 17.1 | 1.7 | 0.3 | 13.2 | 32.3 | 27.8 | 60.1 | 19.1 | 41.0 | 60.1 |
| Monique Carter - People & Organisation[2] | 4.9 | 0.5 | 1.2 | 3.1 | 9.7 | 6.0 | 15.7 | 6.6 | 9.1 | 15.7 |
| Karsten Munk Knudsen - Finance, Legal & Global Solutions | 7.1 | 0.7 | 0.3 | 4.7 | 12.8 | 8.7 | 21.5 | 8.1 | 13.4 | 21.5 |
| Martin Holst Lange - Development | 6.7 | 0.7 | 0.3 | 4.5 | 12.2 | 8.7 | 20.9 | 7.7 | 13.2 | 20.9 |
| Marcus Schindler - Research & Early Development | 6.7 | 0.7 | 0.3 | 4.5 | 12.2 | 8.7 | 20.9 | 7.7 | 13.2 | 20.9 |
| Camilla Sylvest - Commercial Strategy & Corporate Affairs | 7.1 | 0.7 | 0.3 | 4.5 | 12.6 | 8.7 | 21.3 | 8.1 | 13.2 | 21.3 |
| Henrik Wulff - Product Supply, Quality & IT | 7.5 | 0.8 | 0.3 | 4.3 | 12.9 | 9.1 | 22.0 | 8.6 | 13.4 | 22.0 |
| Non-registered executives[3] | 23.4 | 7.4 | 1.3 | 18.5 | 50.6 | 27.7 | 78.3 | 29.2 | 49.1 | 78.3 |
| Former executives executives[4] | | | | | — | | — | | | — |
| **Executive Management in total** | **80.5** | **13.2** | **4.3** | **57.3** | **155.3** | **105.4** | **260.7** | **95.1** | **165.6** | **260.7** |

1. None of the registered executives have received remuneration from companies in the Novo Nordisk Group other than Novo Nordisk A/S for this period. 2. In addition to the amounts in the table, Monique Carter was granted 3,025 Novo Nordisk B-shares (value DKK 0.9 million) as part of a recruitment arrangement entered prior to her appointment as executive. 3. Includes remuneration for Maziar Mike Doustdar, Ludovic Helfgott and Doug Langa, who in addition received benefits and recruitment arrangements in accordance with their contracts and local guidelines. The benefits and recruitment arrangements received in 2022 not included in the above table amounted to DKK 4.5 million. 4. Until February 2022 former registered executive Mads Krogsgaard Thomsen continued to provide certain services for Novo Nordisk. A severance payment of DKK 28.8 million was paid in February 2022. 5. Excluding social security taxes paid amounting to DKK 3.1 million for Executive Management. 6. The shares are locked for three years before they are transferred to the participants employed at the end of the three-year period. The value is the cash-amount of the long-term incentive granted in the year using the grant-date market value of Novo Nordisk B shares at the share price of DKK 669.00 in February 2022. This share price is adjusted for expected dividend. For shares allocated for the LTIP 2022, the number of shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is lower or higher compared to targets determined by the Board. The value of LTIP 2022 are based on on-target performance adjusted for the 2022 performance.

## 3.5 Breakdown of CEO remuneration 2022

Fixed / Variable. Base salary, pension and benefits are fixed remuneration, while short-term incentive and long-term incentive are variable remuneration dependent on the achievement of pre-defined targets. Consequently, DKK 19.1 million (equalling 32%) of Lars Fruergaard Jørgensen's remuneration relating to 2022 is fixed remuneration, while DKK 41.0 million (equalling 68%) is variable, cf. table 10 above.

Finally determined / Not finally determined. The shares allocated to the executives under the LTIP 2022 are subject to a three-year performance period where the shares allocated preliminarily might be reduced or increased. The reduction or increase will depend on whether the actual performance by Novo Nordisk during the three-year performance period is lower or higher compared to targets determined by the Board. Consequently, DKK 27.8 million (equalling 46%) of Lars Fruergaard Jørgensen's remuneration relating to 2022 has not yet been finally determined, while DKK 32.3 million (equalling 54%) has been finally determined, cf. table 11 below.

Cash / Deferred. Shares allocated to the executives under the LTIP 2022 as well as pension have not been paid out but will be paid out later. Additionally, the LTIP 2022 is subject to changes in the performance period followed by a two-year holding period. Consequently, the total cash received by Lars Fruergaard Jørgensen for 2022 was DKK 30.6 million (equalling 51%), while the deferred remuneration relating to 2022 to potentially be transferred later amounted to DKK 29.5 million (equalling 49%), cf. table 11 below.

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**Table 11 – Breakdown of CEO remuneration for 2022 – ratios**

| DKK million and % | Finally determined | Not finally determined | Total | Cash | Deferred | Total |
|---|---|---|---|---|---|---|
| Lars Fruergaard Jørgensen | 32.3 | 27.8 | 60.1 | 30.6 | 29.5 | 60.1 |
| | 54% | 46% | 100% | 51% | 49% | 100% |

## 3.6 Short-term incentive programme 2022

The STIP 2022 is a one-year cash-based incentive program, cf. table 12 below. The maximum pay-out cannot exceed 12 months' base salary for the CEO and 9 months' base salary for the executive vice presidents. Corporate targets have a weight of 75%, apply to all executives and are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. The individual targets have a weight of 25%. The corporate targets are set and progress is assessed by the Board, while the individual targets are set by the Board in relation to the CEO and by the CEO in relation to the executive vice presidents. Target achievement is assessed by the Board.

**Table 12 – Short-term incentive programme – programme design**


2022
STIP 2022
25%
Sales performance
25%
Operating profit performance
25%
Non-financial performance
25%
Individual targets
Final evaluation by the end of 2022

Table 13 below shows the corporate targets set by the Board and the individual targets for the CEO as set by the Chair of the Board in the beginning of 2022. Threshold and maximum performance targets were at the same time set for each metric. Performance below the threshold level for a metric would result in 0% pay-out for that metric. Performance above the maximum performance target would result in 25% of maximum incentive pay-out. The table also includes the achievement as assessed by the Board in the beginning of 2023.

**Table 13 – Short-term incentive programme 2022 for the CEO**

| Measure | Metric | Weighting | Target | Performance 2022 | STIP outcome of maximum pay-out |
|---|---|---|---|---|---|
| Commercial Execution | Sales growth | 25% | 8.4%[1] | 17.2%[1] | 25% |
| Financials | Operating profit growth | 25% | 5.7%[2] | 15.8%[2] | 25% |
| Purpose & Sustainability and Innovation & Therapeutic Focus[3] | Achievement of strategic initiatives | 25% | 9 out of 12 | 9 out of 12 | 13% |
| Individual performance[4] | Individual targets | 25% | Qualitative assessment | Meeting high expectations | 14% |
| **Total** | | **100%** | | | **77%** |

1. Sales growth (comparable exchange rates). 2. Operating profit growth (comparable exchange rates). 3. For performance within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 below. 4. For individual performance, see table 15 below.

Table 14 below shows the performance in 2022 in relation to the non-financial targets within Purpose & Sustainability and Innovation & Therapeutic Focus in the STIP 2022. All targets have been aligned to Novo Nordisk's Strategic Aspirations 2025.

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### Table 14 – Short-term incentive programme 2022 – Purpose & Sustainability and Innovation & Therapeutic Focus

| Measure | Metric | Target | Performance 2022 | Target achievement |
|---|---|---|---|---|
| **Purpose & Sustainability** | **Social responsibility:** | | | |
| | Reach more vulnerable people with diabetes with access and affordability efforts | More people than in 2021 | More | Yes |
| | Obtain positive opinion from EMA for human insulin thermal solution | By Q3 2022 | Obtained | Yes |
| | **Environmental responsibility:** | | | |
| | Reduce $CO_2$ emissions from operations and transport compared to 2019 | Reduce by 25% | Reduction by 29% | Yes |
| | **Sustainable employer:** | | | |
| | Progress towards Diversity & Inclusion (D&I) aspirational targets | Progress compared to 2021 | Progress achieved | Yes |
| | **Sustainable supply chain:** | | | |
| | Ensure supply of all strengths of Wegovy for sale in the US | During second half of 2022 | Ensured | Yes |
| **Innovation & Therapeutic Focus** | **Diabetes care:** | | | |
| | Achieve first human dose for once-weekly oral semaglutide in diabetes in phase 1 trial | By Q2 2022 | Achieved later than incentive target date | No |
| | **Obesity care:** | | | |
| | Initiate phase 3a trial for CagriSema in obesity (Redefine) | By Q4 2022 | Initiated | Yes |
| | Initiate phase 1 trial for oral amycretin in obesity | By Q2 2022 | Initiated | Yes |
| | **Rare Disease:** | | | |
| | Initiate phase 3a trial for Mim8 in Haemophilia A (Frontier 2) | By Q4 2022 | Initiated | Yes |
| | Preclinical project initiation | By Q4 2022 | On going | No |
| | **Other serious chronic diseases:** | | | |
| | Complete patient recruitment for oral semaglutide in people with early Alzheimer's disease in phase 3a trial (evoke and evoke+) | By Q4 2022 | Still recruiting after incentive target date | No |
| | Achieve first human dose for a siRNA project | By Q4 2022 | Achieved | Yes |
| **Total** | | | | **9 out of 12** |

Table 15 below shows the performance in 2022 in relation to the individual performance in the STIP 2022 for the CEO as assessed by the Board.

### Table 15 – Short-term incentive programme 2022 – Individual performance by the CEO

| Individual performance | Target achievement | 2022 performance |
|---|---|---|
| Individual targets | Lars Fruergaard Jørgensen is an effective and respected CEO of Novo Nordisk. He leads based on our values, sets a clear strategic direction, is ambitious and collaborates effectively with the Board, his team, and the broader organisation. He communicates in an open and thoughtful way with internal and external stakeholders. The assessment of the individual performance is negatively impacted by the supply challenges. | Meeting high expectations |

## 3.7 Long-term incentive programme 2021 and 2022

The LTIP is share-based with a three-year performance period and a subsequent two-year holding period, cf. table 16 below. The holding requirement in the two-year holding period is 50% of the vested shares. As part of the phase-in the holding requirement in 2025 in the LTIP2021 is reduced to 25%. The maximum share allocation cannot exceed 26 months' base salary for the CEO and 19.5 months' base salary for the executive vice presidents. Financial targets are set by the Board for a three-year period, while every year the Board will set the non-financial targets for a one-year period. All targets are aligned to Novo Nordisk's Strategic Aspirations 2025: Purpose & Sustainability, Innovation & Therapeutic Focus, Commercial Execution and Financials. Target achievement is assessed by the Board.

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**Table 16 – Long-term incentive programme – programme design**


2021
2022
2023
2024
2025
2026
LTIP 2021
33%
33%
33%
Sales performance
Operating profit performance
Non-financial performance
Non-financial performance
Non-financial performance
Final evaluation
Holding of 50% in 2024 and 25% in 2025
LTIP 2022
33%
33%
33%
Sales performance
Operating profit performance
Non-financial performance
Non-financial performance
Non-financial performance
Final evaluation
Holding of 50%

Table 17 below shows how performance under the LTIP 2021 is tracking against targets as assessed by the Board in the beginning of 2023. Full reporting of the performance under the LTIP 2021 will be included in the Remuneration Report for 2023.

Table 18 below shows how performance under the LTIP 2022 is tracking against targets as assessed by the Board in the beginning of 2023. Full reporting of the performance under the LTIP 2022 will be included in the Remuneration Report for 2024.

**Table 17 – Long-term incentive programme 2021 – interim update regarding ongoing long-term incentive performance cycle**

| Measure | Metric | Weighting | Performance 2021 | Performance 2022 | Performance 2023 | Tracking |
|---|---|---|---|---|---|---|
| Commercial Execution | 3 year-average sales growth[1] | 33% | 14% | 16% | N/A | Above target |
| Financials | 3 year-average operating profit growth[2] | 33% | 13% | 15% | N/A | Above target |
| Purpose & Sustainability and Innovation & Therapeutic Focus | Achievement of strategic initiatives[3] | 33% | 9 out of 11 | 9 out of 12 | N/A | Around target |

1. Sales growth (Constant Exchange Rate). 2. Operating Profit Growth (Constant Exchange Rate). 3. The non-financial targets for 2022 in the LTIP 2021 are identical to the non-financial targets in the STIP 2022. For performance in 2022 within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 above.

**Table 18 – Long-term incentive programme 2022 – interim update regarding ongoing long-term incentive performance cycle**

| Measure | Metric | Weighting | Performance 2022 | Performance 2023 | Performance 2024 | Tracking |
|---|---|---|---|---|---|---|
| Commercial Execution | 3 year-average sales growth[1] | 33% | 16% | N/A | N/A | Above target |
| Financials | 3 year-average operating profit growth[2] | 33% | 15% | N/A | N/A | Above target |
| Purpose & Sustainability and Innovation & Therapeutic Focus | Achievement of strategic initiatives[3] | 33% | 9 out of 12 | N/A | N/A | Around target |

1. Sales growth (Constant Exchange Rate). 2. Operating Profit Growth (Constant Exchange Rate). 3. The non-financial targets for 2022 in the LTIP 2022 are identical to the non-financial targets in the STIP 2022. For performance in 2022 within Purpose & Sustainability and Innovation & Therapeutic Focus, see table 14 above.

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## 3.8 Long-term incentive programme 2019 – vested shares

The members of Executive Management in 2019 participated in a long-term incentive programme consisting of a one-year performance period (2019) and a three-year vesting period (2020-2022).

The shares were allocated after the one-year performance period (2019) based on certain performance criteria further described in Novo Nordisk's Remuneration Report for 2019, pages 13-15. The shares allocated were subject to a three-year vesting period in which the number of shares allocated could be reduced or increased by up to 30%. Hence, the LTIP 2019 was capped at a maximum number of shares at the time of grant. The reduction or increase depended on whether the actual average annual sales growth during the three-year vesting period was lower or higher than 5% (at constant exchange rates) as determined by the Board in January 2019.

The average sales growth in the three-year vesting period was 12.3% (at constant exchange rates) which was above the maximum performance target set by the Board and consequently the number of the shares was increased by 30%. Furthermore, during the performance period (2019) and the vesting period (2020-2022) the share price has increased from DKK 322 by 191% to DKK 938, resulting in a similar increase of the value of the long-term incentive and thereby aligning the interests of the shareholders and the executives. The final number of shares to be released in February 2023 to current and former executives is specified in table 19 below. No dividend on the shares was paid to the executives during the one-year performance period or the three-year vesting period.

**Table 19 – Long-term incentive programme 2019 – final allocation of shares**

| | **Preliminary allocation at the end of the performance period (2019)** | | **Performance adjusted allocation of shares at the end of the vesting period (2020-2022)** | | | |
|---|---|---|---|---|---|---|
| | Number of shares | Market value at launch (DKK million)[1] | Additional share allocation due to sales growth[2] | Number of shares | Market value (DKK million)[3] | Of which share price development 2019-2022 (DKK million)[4] |
| Lars Fruergaard Jørgensen | 66,218 | 19.7 | 19,865 | 86,083 | 80.7 | 53.0 |
| Monique Carter[5] | 6,895 | 2.1 | 2,068 | 8,963 | 8.4 | 5.5 |
| Karsten Munk Knudsen | 18,682 | 5.6 | 5,604 | 24,286 | 22.8 | 15.0 |
| Martin Holst Lange[5] | 8,445 | 2.5 | 2,533 | 10,978 | 10.3 | 6.8 |
| Marcus Schindler[5] | 8,445 | 2.5 | 2,533 | 10,978 | 10.3 | 6.8 |
| Camilla Sylvest | 18,682 | 5.6 | 5,604 | 24,286 | 22.8 | 15.0 |
| Henrik Wulff | 20,757 | 6.2 | 6,227 | 26,984 | 25.3 | 16.6 |
| Non-registered executives | 60,196 | 17.9 | 18,058 | 78,254 | 73.4 | 48.2 |
| Former executives[6] | 25,788 | 7.7 | 7,736 | 33,524 | 31.5 | 20.6 |
| **Executive Management in total** | **234,108** | **69.8** | **70,228** | **304,336** | **285.5** | **187.5** |

1. The market value at launch is based on the Novo Nordisk B share price of DKK 322.00 in February 2019. The share price is adjusted for expected dividend. 2. Increase by 30% due to sales growth in the vesting period (2020-2022). The market value of the shares can be calculated by multiplying the number of shares with the Novo Nordisk B share price of DKK 938.00 at the end of 2022. 3. The market value of the shares released in 2023 is based on the Novo Nordisk B share price of DKK 938.00 at the end of 2022. 4. The share price development 2019-2022 is based on the difference between the B share price when granted in February 2019 of DKK 322.00 compared with the B share price of DKK 938.00 at the end of 2022. 5. Granted to Monique Carter, Martin Holst Lange and Marcus Schindler pursuant to their employment terms prior to being appointed to Executive Vice Presidents. 6. Includes executives who resigned or retired after 1 January 2020.

## 3.9 Long-term incentive programmes 2020, 2021 and 2022 – unvested shares

Executives were eligible to participate in long-term incentive programmes in 2020, 2021 and 2022. The LTIP 2022 is further described in section 3.7 above. Table 20 below includes an overview of shares allocated but not yet vested to each executive. The table only includes disclosures provided in this or prior remuneration reports. However, the number of shares allocated may be reduced or increased, depending on whether the performance of Novo Nordisk in the respective three-year periods deviates from targets determined by the Board. Moreover, the share price may change. Thus, table 20 below is not an expression of the actual value of each programme.

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## Table 20 – Long-term incentive programmes 2020, 2021 and 2022 – unvested shares

| Executives | Long-term incentive programmes[1] | Grant date | Vesting date | Number of shares preliminary allocated[2] | Share price at grant date | Total market value at launch (DKK million)[3] | Months of base salary contribution at year-end equivalent[4] |
|---|---|---|---|---|---|---|---|
| Lars Fruergaard Jørgensen | 2020 Shares allocated | February 2020 | February 2024 | 50,677 | 435 | 20.8 | 14.9 |
| | 2021 Shares allocated | February 2021 | February 2024 | 63,798 | 450 | 27.0 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 43,557 | 669 | 27.8 | — |
| Monique Carter | 2020 Shares allocated | February 2020 | February 2024 | 8,709 | 435 | 3.6 | 11.2 |
| | 2021 Shares allocated | February 2021 | February 2024 | 13,698 | 450 | 5.8 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 9,352 | 669 | 6.0 | — |
| Karsten Munk Knudsen | 2020 Shares allocated | February 2020 | February 2024 | 15,867 | 435 | 6.5 | 11.2 |
| | 2021 Shares allocated | February 2021 | February 2024 | 19,860 | 450 | 8.4 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 13,560 | 669 | 8.7 | — |
| Martin Holst Lange | 2020 Shares allocated | February 2020 | February 2024 | 6,454 | 435 | 2.7 | 8.3 |
| | 2021 Shares allocated | February 2021 | February 2024 | 15,375 | 450 | 6.5 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 13,560 | 669 | 8.7 | — |
| Marcus Schindler | 2020 Shares allocated | February 2020 | February 2024 | 6,454 | 435 | 2.7 | 8.3 |
| | 2021 Shares allocated | February 2021 | February 2024 | 15,375 | 450 | 6.5 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 13,560 | 669 | 8.7 | — |
| Camilla Sylvest | 2020 Shares allocated | February 2020 | February 2024 | 15,867 | 435 | 6.5 | 11.2 |
| | 2021 Shares allocated | February 2021 | February 2024 | 19,860 | 450 | 8.4 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 13,560 | 669 | 8.7 | — |
| Henrik Wulff | 2020 Shares allocated | February 2020 | February 2024 | 16,755 | 435 | 6.9 | 11.2 |
| | 2021 Shares allocated | February 2021 | February 2024 | 20,973 | 450 | 8.9 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 14,319 | 669 | 9.1 | — |
| Non-registered executives | 2020 Shares allocated | February 2020 | February 2024 | 46,278 | 435 | 19.0 | 11.2 |
| | 2021 Shares allocated | February 2021 | February 2024 | 57,294 | 450 | 24.2 | — |
| | 2022 Shares allocated | February 2022 | February 2025 | 43,350 | 669 | 27.7 | — |
| Former executives[5] | 2020 Shares allocated | February 2020 | February 2024 | 19,825 | 435 | 8.1 | 11.2 |
| | 2021 Shares allocated | February 2021 | February 2024 | 4,136 | 450 | 1.7 | — |

1. LTIP 2020 consisted of an one-year performance period and a three-year vesting period. For a description of the LTIP 2021 and LTIP 2022, see description in section 3.7. 2. For LTIP 2020, the maximum share allocation for the CEO was 18 months' fixed base salary plus pension contribution and 13.5 months' fixed base salary plus pension contribution for the executive vice presidents. For shares allocated under LTIP 2020, the number of shares may potentially be reduced or increased by 30% depending on whether the actual average annual sales growth during the three-year vesting period is lower or higher compared to a target determined by the Board. For shares allocated under LTIP 2021 and LTIP 2022 the shares may potentially be reduced or increased depending on whether Novo Nordisk's performance during the three-year performance period is higher or lower compared to targets determined by the Board. For LTIP 2021 and LTIP 2022, the maximum share allocation for the CEO is 26 months' base salary and 19.5 months' base salary for executive vice presidents. The shares transferred under LTIP 2021 and LTIP 2022 are subject to subsequent two-year holding periods 2024-2025 and 2025-2026 respectively. 3. The share price used to calculate market value at launch (2022: DKK 639, 2021: DKK 423 and 2020: DKK 411) is adjusted for the expected dividend. 4. For LTIP 2020 the months of base salary contribution at year-end was including pension contribution. 5. Includes executives who resigned or retired after 1 January 2020.

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## 3.10 Shareholdings by Executive Management

As of 31 December 2022, the executives held shares in Novo Nordisk as follows:

### Table 21 – Shareholdings by Executive Management

| | At the beginning of the year[1] | Additions during the year | Sold/ transferred during the year | At the end of the year | Market value[1] DKK million | Minimum shareholding requirement met[2] |
|---|---|---|---|---|---|---|
| Lars Fruergaard Jørgensen | 176,907 | 76,619 | (40,000) | 213,526 | 200.3 | Yes |
| Monique Carter | 9,075 | 3,025 | — | 12,100 | 11.3 | Yes |
| Karsten Munk Knudsen | 55,810 | 21,551 | (10,000) | 67,361 | 63.2 | Yes |
| Martin Holst Lange | 1,174 | 8,759 | (1,000) | 8,933 | 8.4 | Yes |
| Marcus Schindler | 24,294 | 9,731 | — | 34,025 | 31.9 | Yes |
| Camilla Sylvest | 12,562 | 21,551 | (10,000) | 24,113 | 22.6 | Yes |
| Henrik Wulff | 72,316 | 23,947 | (17,300) | 78,963 | 74.1 | Yes |
| Non-registered executives[3] | 54,912 | 50,367 | (35,135) | 70,144 | 65.8 | Yes |
| **Executive Management in total** | **407,050** | **215,550** | **(113,435)** | **509,165** | **477.6** | |

1. Calculation of market value is based on the quoted share price of DKK 938.00 at the end of 2022. 2. The CEO should hold Novo Nordisk B shares corresponding to two times the annual base salary, and the executive vice presidents should hold shares corresponding to the annual base salary. Basis for calculation of the annual base salary for an individual executive for a given year is typically defined as 12 times monthly base salary as of 1 April in the reporting year. The minimum shareholding requirement is generally phased in over a five-year period following the year of appointment. When an executive's holding of shares is calculated non-vested shares from the long-term share-based incentive programme are not included. 3. Includes ADRs held in 401k Savings Plan and Money Purchase Plan. The Remuneration Report 2021 did not include ADRs held in 401k Savings Plan and Money Purchase Plan.

## 3.11 Reconciliation against Annual Report 2022

A reconciliation of total remuneration for Executive Management (both registered and non-registered) between table 10 of this Remuneration Report and total remuneration for Executive Management included in note 2.4 - Employee cost in Novo Nordisk's Annual Report 2022 is provided in table 22 below.

### Table 22 – Reconciliation

| **DKK million** | **2022** |
|---|---|
| Total remuneration for Executive Management (table 10) | 260.7 |
| *Adjustment to:* | |
| Social security (table 10, footnote 5) | 3.0 |
| Other benefits (table 10, footnote 3) | 4.6 |
| Long-term incentive programme[1] | (8.3) |
| **Total remuneration for Executive Management in note 2.4 in our Annual Report** | **260.0** |

1. The amounts for the incentive programme in table 10 of DKK 105.4 million are related to the 2022 programme only. The expense for the long-term incentive programme included in note 2.4 in Novo Nordisk's Annual Report of DKK 97.1 million comprises the programme for 2019, 2020, 2021 and 2022 amortised over the performance and vesting period, respectively.

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# 4. Remuneration and Company Performance 2018–2022

## 4.1 Board remuneration 2018–2022

A summary of the development of the Board remuneration in the five-year period 2018–2022 is provided in table 23 below.

### Table 23 – Board remuneration 2018–2022

| DKK million | Election year | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|---|
| Helge Lund[1] | 2017 | 2.7 | 3.1 | 2.7 | 2.8 | 3.1 |
| % change | | (93%) | 15% | (13%) | 4% | 11% |
| % change annualised[4] | | 50% | — | — | — | — |
| Henrik Poulsen | 2021 | — | — | — | 0.9 | 2.0 |
| % change | | N/A | N/A | N/A | N/A | 122% |
| % change annualised[4] | | N/A | N/A | N/A | N/A | 67% |
| Elisabeth Dahl Christensen | 2022 | — | — | — | — | 0.8 |
| % change | | N/A | N/A | N/A | N/A | N/A |
| % change annualised[4] | | N/A | N/A | N/A | N/A | N/A |
| Jeppe Christiansen | 2013 | 1.8 | 1.9 | 1.8 | 1.9 | 1.4 |
| % change | | 6% | 6% | (5%) | 6% | (26%) |
| % change annualised[4] | | — | — | — | — | — |
| Laurence Debroux | 2019 | — | 1.1 | 1.1 | 1.6 | 2.0 |
| % change | | N/A | N/A | 0% | 45% | 25% |
| % change annualised[4] | | N/A | N/A | (21%) | — | — |
| Andreas Fibig | 2018 | 0.9 | 1.4 | 1.1 | 1.3 | 1.4 |
| % change | | N/A | 56% | (21%) | 18% | 8% |
| % change annualised[4] | | N/A | 27% | — | — | — |
| Sylvie Grégoire | 2015 | 1.6 | 1.7 | 1.5 | 1.6 | 1.8 |
| % change | | 7% | 6% | (12%) | 7% | 13% |
| % change annualised[4] | | — | — | — | — | — |
| Liselotte Hyveled[2,3] | 2014 / 2022 | 0.2 | — | — | — | 0.8 |
| % change | | (79%) | N/A | N/A | N/A | N/A |
| % change annualised[4] | | (17%) | N/A | N/A | N/A | N/A |
| Mette Bøjer Jensen[3] | 2018 | 0.8 | 1.0 | 0.9 | 0.9 | 1.2 |
| % change | | N/A | 25% | (10%) | 0% | 33% |
| % change annualised[4] | | N/A | (9%) | — | — | — |
| Kasim Kutay | 2017 | 1.0 | 1.0 | 1.0 | 1.1 | 1.2 |
| % change | | 11% | 0% | 0% | 10% | 9% |
| % change annualised[4] | | (17%) | — | — | — | — |
| Christina Law | 2022 | — | — | — | — | 1.3 |
| % change | | N/A | N/A | N/A | N/A | N/A |
| % change annualised[4] | | N/A | N/A | N/A | N/A | N/A |
| Martin Mackay | 2018 | 1.2 | 1.4 | 1.2 | 1.4 | 1.7 |
| % change | | N/A | 17% | (14%) | 17% | 21% |
| % change annualised[4] | | N/A | (7%) | — | — | — |
| Thomas Rantzau[3] | 2018 | 0.8 | 1.0 | 0.9 | 0.9 | 1.0 |
| % change | | N/A | 25% | (10%) | 0% | 11% |
| % change annualised[4] | | N/A | (9%) | — | — | — |
| **Former members:** | | | | | | |
| Anne Marie Kverneland[3] | 2000 | 1.0 | 1.0 | 0.9 | 0.9 | 0.2 |
| % change | | 11% | 0% | (10%) | 0% | (78%) |
| % change annualised[4] | | — | — | — | — | (11%) |
| Stig Strøbæk[3] | 1998 | 1.1 | 1.2 | 1.1 | 1.1 | 0.3 |
| % change | | 0% | 9% | (8%) | 0% | (73%) |
| % change annualised[4] | | — | — | — | — | 9% |

1. From 2014 to 2015 Helge Lund was a member of the Board and he was elected to the Board again in March 2017. In March 2018 he was elected as chair of the Board. 2. From 2014 to 2018 Liselotte Hyveled was a member of the Board and she was elected to the Board again in March 2022. 3. Employee-elected members of the Board. 4. % change in annualised remuneration is calculated as the difference between i. actual remuneration in the calendar year in which the appointment/retirement occurred pro-rata adjusted for period of service to express remuneration for 12 month of membership and ii. actual remuneration in the following year (in case of appointments) or preceding year (in case of retirements). Changes in roles, responsibilities, committee memberships, base fee levels, travel activity, etc. are not adjusted for.

Novo Nordisk 20

Tables 27 and 28 below include the annual changes in Novo Nordisk's performance and in the average remuneration of Novo Nordisk's employees from 2018 to 2022.

A summary of the development of the remuneration of the Chair of the Board of Novo Nordisk A/S in the five-year period 2018–2022 is provided in table 24 below.

### Table 24 – Remuneration 2018–2022 for the chair of the Board of Directors[1]

| DKK million | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|
| Base fee | 2.0 | 2.1 | 2.1 | 2.2 | 2.3 |
| Fees for ad hoc tasks and committee work | 0.4 | 0.4 | 0.4 | 0.4 | 0.4 |
| Travel allowance | 0.6 | 0.6 | 0.2 | 0.2 | 0.4 |
| **Total** | **3.0** | **3.1** | **2.7** | **2.8** | **3.1** |
| Change | 0.0 | 0.1 | (0.4) | 0.1 | 0.3 |
| **% change** | **0%** | **3%** | **(13%)** | **4%** | **11%** |

1. From March 2013 up until March 2018, the Board was chaired by Göran Ando. Since March 2018, Helge Lund has chaired the Board.

## 4.2 Executive remuneration 2018–2022

A summary of the development of the executive remuneration in the five-year period 2018–2022 is provided in table 25 below.

### Table 25 – Executive remuneration 2018–2022

| DKK million | 2018 | 2019 | 2020 | 2021[10] | 2022 |
|---|---|---|---|---|---|
| Lars Fruergaard Jørgensen[1] | 41.3 | 54.8 | 56.5 | 58.3 | 60.1 |
| % change | 30% | 33% | 3% | 3% | 3% |
| % change annualised[9] | — | — | — | — | — |
| Monique Carter[2] | — | 6.0 | 13.6 | 15.0 | 15.7 |
| % change | N/A | N/A | 127% | 10% | 5% |
| % change annualised[9] | N/A | N/A | 10% | —% | — |
| Karsten Munk Knudsen[3] | 13.1 | 17.2 | 19.7 | 20.4 | 21.5 |
| % change | N/A | 31% | 15% | 4% | 5% |
| % change annualised[9] | N/A | 20% | — | — | — |
| Martin Holst Lange[4] | — | — | — | 14.9 | 20.9 |
| % change | N/A | N/A | N/A | N/A | 40% |
| % change annualised[9] | N/A | N/A | N/A | N/A | 31% |
| Marcus Schindler[5] | — | — | — | 14.9 | 20.9 |
| % change | N/A | N/A | N/A | N/A | 40% |
| % change annualised[9] | N/A | N/A | N/A | N/A | 31% |
| Camilla Sylvest[6] | 15.2 | 17.3 | 19.7 | 20.4 | 21.3 |
| % change | 334% | 14% | 14% | 4% | 4% |
| % change annualised[9] | 20% | — | — | — | — |
| Henrik Wulff[7] | 16.8 | 19.6 | 20.8 | 21.5 | 22.0 |
| % change | 17% | 17% | 6% | 3% | 2% |
| % change annualised[9] | — | — | — | — | — |
| **Former executives:** | | | | | |
| Mads Krogsgaard Thomsen[8] | 21.5 | 23.8 | 24.5 | 4.2 | — |
| % change | 22% | 11% | 3% | (83%) | (100%) |
| % change annualised[9] | N/A | N/A | N/A | 4% | — |

1. Lars Fruergaard Jørgensen was appointed executive vice president and chief information officer in January 2013 and in January 2017 he was appointed president and CEO. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to CEO as of 1 January 2017. 2. Monique Carter was promoted to executive vice president in August 2019. 3. Karsten Munk Knudsen was promoted to executive vice president and chief financial officer in February 2018. 4. Martin Holst Lange was promoted to executive vice president as of 1 March 2021. 5. Marcus Schindler was promoted to executive vice president and chief science officer as of 1 March 2021. 6. Camilla Sylvest was promoted to executive vice president in October 2017. 7. Henrik Wulff was promoted to executive vice president in April 2015. 8. Mads Krogsgaard Thomsen was appointed executive vice president and chief science officer in November 2000. Mads Krogsgaard Thomsen retired from Novo Nordisk's Executive Management as of 28 February 2021. The severance payment of DKK 28.8 million is not included in table 25. 9. % Change in annualised pay is calculated as the difference between estimated pay for full 12 months service in the calendar year in which the appointment/retirement occurred and the actual pay of the following calendar year (in case of appointments) or the preceding year (in case of retirements). The calculation of annualised pay is based on the average actual incentive performance for executives in the given year. 10. The Annual General Meeting adopted in 2020 a new Remuneration Policy applicable as of 2021 resulting in a number of changes to the remuneration components, cf. the Remuneration Report 2021.

Novo Nordisk 21

A summary of the development of the remuneration of the CEO in the five-year period 2018-2022 is provided in table 26 below.

### Table 26 – Remuneration 2018–2022 for the CEO[1]

| DKK million | 2018 | 2019 | 2020 | 2021[2] | 2022 | % change |
|---|---|---|---|---|---|---|
| Base salary | 10.7 | 13.9 | 14.1 | 16.7 | 17.1 | |
| Pension on base salary | 2.7 | 3.5 | 3.5 | 1.7 | 1.7 | |
| Benefits | 0.3 | 0.3 | 0.3 | 0.3 | 0.3 | |
| **Total base salary, pension and benefits** | **13.7** | **17.7** | **17.9** | **18.7** | **19.1** | 2% |
| Short-term incentive | 8.9 | 13.9 | 14.2 | 12.6 | 13.2 | |
| Pension on short-term incentive | 2.2 | 3.5 | 3.6 | — | — | |
| **Total short-term incentive and pension** | **11.1** | **17.4** | **17.8** | **12.6** | **13.2** | **5%** |
| Long-term incentive | 16.5 | 19.7 | 20.8 | 27.0 | 27.8 | 3% |
| **Total** | **41.3** | **54.8** | **56.5** | **58.3** | **60.1** | **3%** |
| Change | 9.5 | 13.5 | 1.7 | 1.8 | 1.8 | |
| **% change** | **30%** | **33%** | **3%** | **3%** | **3%** | |

1. Since 1 January 2017, Lars Fruergaard Jørgensen has held the position as CEO. Lars Fruergaard Jørgensen's base salary has been phased in over a three-year period (year-over-year) since his appointment to CEO as of 1 January 2017. 2. In 2020 the Annual General Meeting adopted a new Remuneration Policy applicable as of 2021 resulting in a number of changes to the remuneration components, cf. the Remuneration Report 2021.

## 4.3 Employee remuneration and company performance 2018–2022

A summary of the development of employee remuneration and of company performance in the five-year period 2018–2022 is provided in table 27 and 28 below.

### Table 27 – Employee remuneration 2018–2022[1]

| | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|
| Average employee remuneration excl. registered executives (DKK million) (parent company) | 0.80 | 0.79 | 0.84 | 0.85 | 0.89 |
| Average remuneration growth (parent company) | 7.5% | (1.9%) | 6.0% | 1.8% | 4.4% |
| Average employee remuneration excl. registered executives (DKK million) (group) | 0.73 | 0.75 | 0.76 | 0.79 | 0.87 |
| Average remuneration growth (group) | 1.5% | 2.8% | 1.6% | 2.9% | 10.6% |
| CEO/Employee ratio (group) | 56 | 73 | 74 | 74 | 69 |

1. Among other things, the average remuneration is impacted by adjustments to employee related liabilities, severance costs, and for those countries with long notice periods (e.g., Denmark) the timing difference between recognition of the severance costs and the corresponding reduction in the number of employees. Furthermore, the group numbers are impacted by currency fluctuations between the years.

### Table 28 – Company performance 2018–2022

| **Group** | 2018 | 2019 | 2020 | 2021 | 2022 |
|---|---|---|---|---|---|
| Sales growth as reported | 0.1% | 9.1% | 4.0% | 10.9% | 25.7% |
| Sales growth in constant exchange rates (CER) | 4.6% | 5.6% | 6.7% | 13.8% | 16.4% |
| Operating profit growth as reported | (3.5%) | 11.1% | 3.1% | 8.3% | 27.6% |
| Operating profit growth in constant exchange rates (CER) | 2.8% | 5.6% | 6.8% | 12.7% | 14.6% |
| **Parent company** | | | | | |
| Sales growth | 10.2% | 10.3% | 8.0% | 11.5% | 26.7% |
| Operating profit growth | 1.7% | 18.5% | (0.6%) | 1.4% | 35.5% |

Novo Nordisk 22 The Board of Directors’ statement on the Remuneration Report Today the Board of Directors has considered and approved the Remuneration Report of Novo Nordisk A/S for the financial year 1 January - 31 December 2022. The Remuneration Report has been prepared in accordance with section 139b of the Danish Companies Act. In our opinion, the Remuneration Report is in accordance with the Remuneration Policy adopted at the Annual General Meeting, and is free from material misstatement and omissions, whether due to fraud or error. The Remuneration Report will be presented for an advisory vote at the Annual General Meeting. Bagsværd, 1 February 2023 Board of Directors Helge Lund — Chair Henrik Poulsen — Vice Chair Elisabeth Dahl Christensen Jeppe Christiansen Laurence Debroux Andreas Fibig Sylvie Grégoire Liselotte Hyveled Mette Bøjer Jensen Kasim Kutay Christina Law Martin Mackay Thomas Rantzau

Novo Nordisk 23 Independent auditor’s statement on the Remuneration Report To the shareholders of Novo Nordisk A/S We have examined whether the remuneration report for Novo Nordisk A/S for the financial year 1 January - 31 December 2022 contains the information required by section 139b(3) of the Danish Companies Act. We express a conclusion providing reasonable assurance. The Board of Directors' responsibility The Board of Directors is responsible for the preparation of the remuneration report in accordance with section 139b(3) of the Danish Companies Act and the remuneration policy adopted at the Annual General Meeting. Further, the Board of Directors is responsible for the internal control that the Board of Directors considers necessary to prepare the remuneration report without material misstatement and omissions, whether due to fraud or error. Auditor’s responsibility Our responsibility is to express a conclusion on the remuneration report based on our examinations. We conducted our examinations in accordance with ISAE 3000, Assurance Engagements Other than Audits or Reviews of Historical Financial Information, and additional requirements under Danish audit regulation to obtain reasonable assurance about our conclusion. Deloitte Statsautoriseret Revisionspartnerselskab is subject to International Standard on Quality Control (ISQC) 1 and, accordingly, applies a comprehensive quality control system, including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and statutory requirements. We have complied with the requirements for independence and other ethical requirements of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behaviour, and ethical requirements applicable in Denmark. As part of our examinations, we have checked whether the remuneration report, to the extent relevant, includes the information required by section 139b(3), items 1-6, of the Danish Companies Act for the remuneration of each member of the Executive Management and the Board of Directors. We believe that the procedures performed provide a sufficient basis for our conclusion. Our examinations have not included an examination to verify the accuracy and completeness of the information provided in the remuneration report, and therefore we do not express any conclusion in this regard. Conclusion In our opinion the remuneration report contains, in all material respects, the information required by section 139b(3) of the Danish Companies Act. Copenhagen, 1 February 2023 Deloitte Statsautoriseret Revisionspartnerselskab Business Registration No 3396 3556 Anders Vad Dons State Authorised Public Accountant MNE no mne25299

Remuneration Report 2022 issued by Novo Nordisk A/S – Novo Alle 1, 2880 Bagsværd, Denmark – CVR no. 24256790, +45 4444 8888 (switchboard), novonordisk.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized. Bagsværd, Denmark Dated: February 1, 2023 Novo Nordisk A/S Lars Fruergaard Jørgensen President and chief executive officer